Exhibit 99.1

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
Annual General Meeting of Shareholders
April 15, 2024

FINAL REPORT OF THE INSPECTOR OF ELECTION

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on April 15, 2024, hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, pursuant to notice duly given.

3)
As of April 12, 2024, the record date for the determination of shareholders entitled to receive notice of the Meeting, there were 116,159,054 shares of the Company’s Ordinary Shares, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 85,527,991 shares of the Company’s Ordinary Shares were voted, with at least two members represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	Resolution 1: At the Meeting, the vote on a resolution to receive and adopt the accounts and reports of the directors and auditors for the year ended 31 December 2023, was as follows:

FOR	AGAINST	VOTE WITHHELD
85,384,800	66,796	76,395

7)	Resolution 2: At the Meeting, the vote to approve the directors' remuneration report, excluding the directors' remuneration policy, for the year ended 31 December 2023, was as follows:

FOR	AGAINST	VOTE WITHHELD
58,652,752	26,296,271	578,968

8)	Resolution 3: At the Meeting, the vote to approve amendments to the directors' remuneration policy, was as follows:

FOR	AGAINST	VOTE WITHHELD
59,669,022	25,237,606	621,363

9)	Resolution 4: At the Meeting, the vote to re-elect Michael Woollcombe as director was as follows:

FOR	AGAINST	VOTE WITHHELD
83,573,415	196,094	1,758,482

10)	Resolution 5: At the Meeting, the vote to re-elect Michael Forsayeth as director was as follows:

FOR	AGAINST	VOTE WITHHELD
81,772,001	559,775	3,196,215

11)	Resolution 6: At the Meeting, the vote to re-elect William Aziz as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,282,319	493,985	2,751,687

12)	Resolution 7: At the Meeting, the vote to re-elect Brenda Eprile as director was as follows:

FOR	AGAINST	VOTE WITHHELD
84,407,220	469,061	651,710

13)	Resolution 8: At the Meeting, the vote to re-elect Debora Del Favero as director was as follows:

FOR	AGAINST	VOTE WITHHELD
81,307,035	1,045,276	3,175,680

14)	Resolution 9: At the Meeting, the vote to re-elect Arun Banskota as director was as follows:

FOR	AGAINST	VOTE WITHHELD
82,705,043	2,257,560	565,388

15)	Resolution 10: At the Meeting, the vote to re-elect Ryan Farquhar as director was as follows:

FOR	AGAINST	VOTE WITHHELD
84,778,522	198,566	550,903

16)	Resolution 11: At the Meeting, the vote to re-elect Edward C. Hall III as director was as follows:

FOR	AGAINST	VOTE WITHHELD
84,181,621	490,777	855,593

17)	Resolution 12: At the Meeting, the vote to re-elect Santiago Seage as director was as follows:

FOR	AGAINST	VOTE WITHHELD
84,789,399	184,825	553,767

18)	Resolution 13: At the Meeting, the vote regarding the re-appointment of Ernst & Young LLP and Ernst & Young S.L. to hold office until 31 December 2025, was as follows:

FOR	AGAINST	VOTE WITHHELD
85,341,122	135,186	51,683

19)	Resolution 14: At the Meeting, the vote to authorize the Company’s audit committee to determine the remuneration of the auditors, was as follows:

FOR	AGAINST	VOTE WITHHELD
85,249,816	171,339	106,836

20)	Resolution 15: At the Meeting, the vote to authorize the board of directors to issue shares, was as follows:

FOR	AGAINST	VOTE WITHHELD
75,262,594	10,135,776	129,621

21)
Resolution 16: At the Meeting, the vote to authorize the board of directors to issue equity securities without pre-emptive rights up to approximately 10% of the aggregate nominal value of the issued share capital of the Company for general purposes, was as follows:

FOR	AGAINST	VOTE WITHHELD
75,642,974	9,627,628	257,389

22)
Resolution 17: At the Meeting, the vote to authorize the board of directors to issue equity securities without pre-emptive rights up to approximately 10% of the aggregate nominal value of the issued share capital of the Company in connection with an acquisition or specified capital investment, was as follows:

FOR	AGAINST	VOTE WITHHELD
75,170,343	10,092,350	265,298

23)	Resolution 18: At the Meeting, the vote to authorize the reduction of the Company’s share premium account by U.S.$200,000,000, was as follows:

FOR	AGAINST	VOTE WITHHELD
85,054,727	257,863	215,401

24)	Resolution 19: At the Meeting, the vote to authorize the purchase of the Company’s own shares, was as follows:

FOR	AGAINST	VOTE WITHHELD
84,020,050	1,405,863	102,078

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand on this 15th day of April, 2024.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo